Oxiana
LIMITED

2 October 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 September 2006 – 30 September 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

Nathan Hughes-Johnson
Assistant Company Secretary

Enc

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Oxiana
LIMITED

26 September 2006

Manager, Companies
Australian Stock Exchange Limited
Level 45, South Tower
Rialto
525 Collins Street
MELBOURNE VIC 3000

Dear Sir,

In response to takeover rumours and speculation, Oxiana Limited confirms that it has had no approach from another company and is not aware of the reason for the jump in share price yesterday.

Oxiana Limited continues to comply with its listing requirements in relation to continuous disclosure.

Yours faithfully,

David J Forsyth
Company Secretary

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200 F: +61 3 8623 2222
E: admin@oxiana.com.au ABN: 40 005 482 824

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Oxiana LIMITED

open briefing
corporatefile.com.au

Oxiana Limited
Level 9, 31 Queen Street
Melbourne
Victoria 3000

Date of lodgement: 22-Sept-2006

Title: Open Briefing®. Oxiana Ltd. Prominent Hill & H1 Financials

Record of interview:

corporatefile.com.au
It's been a few months since we last did an Open Briefing® with Oxiana and given you've recently filed your financials and approved Prominent Hill, we thought it timely to get an update on these two announcements and the near term outlook. Let's start with a few questions on the financials, then the Prominent Hill announcement and finally the outlook for Oxiana going forward.

Oxiana recently announced net profit after tax of $263.2 million for the half year to 30 June 2006, compared with $18.2 million in the previous corresponding period. Can you explain the major influences on that significant profit increase?

MD Owen Hegarty
The significant profit for the first half of this year was primarily a result of very strong operating performances at Golden Grove, Sepon Copper and Sepon Gold and higher commodity prices. Golden Grove was a major contributor and we did not have that operation in our stable in the previous corresponding period. It achieved record production for the half year. Production from Sepon Copper was much higher in the latest half year because it was previously ramping up and was at full capacity for the first half.

corporatefile.com.au
What gearing levels are you expecting after expenditure on your known capital commitments? What long term gearing level are you comfortable with?

MD Owen Hegarty
Oxiana's gearing level at the moment is extremely low because we have a strong cash balance, significant free cash flow and limited debt. In fact, with

the continued strong operating performance into the current quarter, we now have more than A$500m in cash on our balance sheet. We plan to borrow limited further funds as we construct Prominent Hill and to be available for working capital and business development purposes. We'd be comfortable with gearing levels of around 30-40% and this is quite modest for a growth company such as Oxiana.

corporatefile.com.au
Oxiana declared an interim dividend of 3 cents per share. What is the likely dividend policy going forward?

MD Owen Hegarty
At this stage we don't have any set payout ratio, but while we continue to have strong earnings and cash flow we'll continue to pay dividends. The Board's policy is to reward shareholders with dividends whilst also aiming for further strong capital growth. Our shareholders are very keen for us to continue to grow Oxiana and grow shareholder value.

corporatefile.com.au
What is your current attitude to takeovers or buying assets? Do you see any value in the market? Is anyone looking to buy Oxiana?

MD Owen Hegarty
We're a growth company. We've grown organically as well as through acquisitions and we'll probably continue to look at acquisitions. Prices at the moment are relatively high, but we think there are still good value assets in certain sectors. We'll continue to look to expand our existing asset base and longer term we'll also potentially look to diversify into different commodities and expand our geographical base. The main criterion for us in making an acquisition is whether it adds value for our shareholders.

Oxiana has been the subject of takeover rumours on and off. It's a bit hard to comment on that other than to say that others would look at us in the same way as we look at them. We're just getting on with the job of growing the company as quickly and efficiently as we can. We've got a lot of growth projects in the pipeline so that may make us an attractive target, but it's certainly not something we are courting.

corporatefile.com.au
The revised pre-production capital estimate for Prominent Hill - $775 million - was an increase of 46% above your previous estimate. Can you explain the increase?

MD Owen Hegarty
Yes, this was above market expectations, but we're operating in a very tight industry where there is considerable cost inflation in most aspects of the mining business, especially in Australia. The cost of the pre-strip has increased because of an increase in the scope of the pre-strip due to the mine plan increasing from eight to ten years, 18 months ago we were factoring an oil price about half our revised assumption and also due to some more conservative assumptions on the anticipated level of drill and blast required. We've also made some improvements to the plant design including more fine

grinding capacity so that we have a more robust plant. The final factor was simply a reflection of the increased input costs the industry is generally facing.

corporatefile.com.au
How confident are you of meeting the revised capital estimate? How can you mitigate that risk? To what extent are parts of this capital expenditure locked in? What synergies are you factoring to achieve in conjunction with BHP Billiton's Olympic Dam expansion?

MD Owen Hegarty
We're confident that we'll hit our target of $775 million, but in the current environment you have to be prepared for contingencies. We've pre-ordered a lot of the long lead items such as the mills and the crusher and so we've effectively locked in some costs. The largest capital cost item is the pre-strip to expose the ore body. The mining contractor is already on site meaning the pre-stripping commenced just three days after Board approval so we are feeling confident.

The main risk to costs is timing. We have to keep to our timetable in order to meet the capital cost target. We are on schedule and we intend to stay on schedule.

The power line into the South Australian grid is one capital item that we might be able to fund off balance sheet. We're talking to companies about the potential for them to build, own and operate this.

In terms of synergies with BHP, yes Prominent Hill is only 130kms north-west of Olympic Dam, but we haven't factored in any substantial synergies. If there are some areas where we can work together to reduce costs I'm sure we'll both find them.

corporatefile.com.au
What is the timetable to first production at Prominent Hill? How are you placed to secure all the long lead capital items, materials, spare parts, labour, contracts for consumables and other essential items to keep to your timetable?

MD Owen Hegarty
We're targeting first commercial production in September 2008 and the ramp-up to be completed by end 2008 or early 2009. We've put a lot of work into planning the construction and as with the Sepon projects that we developed, much of their early success is attributed to the pre-planning that takes place. We've contracted most of the people we need including the EPCM contractor and the mining contractor, we've placed orders for equipment and infrastructure and the mining fleet is now arriving on site. We're determined to maintain Oxiana's reputation for meeting project timetables.

corporatefile.com.au
What long term commodity price assumptions did you use for Prominent Hill project analysis? Can you give a general commentary on the outlook for your commodities?

MD Owen Hegarty

We evaluated the project at copper and gold prices ranging from current spot prices through to the low prices of the past 10 years. The project stood up well in terms of this analysis. We also compared Prominent Hill to other existing and potential new copper/gold mines in terms of volumes, grade, recoveries, concentrate quality, capital costs, operating costs and fiscal conditions - and Prominent Hill came out a very competitive project on all measures.

We calculated what we believe to be the long term break-even cost for new copper projects going forward and it came to around US$2/lb. With a relatively high grade deposit like Prominent Hill, the project still has superior returns at substantially lower copper prices.

In terms of the commodity outlook, in a nutshell, it continues to look strong for copper, zinc and gold. Copper and zinc stockpiles are low and are continuing to trend downwards. In addition, there continues to be some supply side disruptions. Demand is robust and is underpinned by strong GDP growth in China. There has also been a large upwards shift in the cost curve of most mineral commodities. This is particularly evident in the cost structure of Chile's mining industry, the world's largest producer of copper.

Gold is both a commodity and a currency, but it is also seen as a safe haven investment in times of geopolitical uncertainty and has the added attraction of being a hedge against inflation. Gold, at the moment, is in demand for all these reasons. Given the expected continuing strong demand and subdued supply response for all our commodities, we think that prices should remain strong for some time.

corporatefile.com.au

The Feasibility Study resource estimate at Prominent Hill shows nearly 3 million ounces of gold and more than 1.5 million tonnes of contained copper. While this looks a great start, can you explain the potential for adding to the resource base?

MD Owen Hegarty

The upside at Prominent Hill is something we've probably understated. It has tremendous exploration potential. The ore body itself is open at depth and to the east and west and there's potential along strike as we showed in the presentation. We're gaining a better understanding of the geology of the deposit and the region every day. We think that the chances of further discoveries and more Prominent Hills are excellent.

In terms of increasing resources and reserves at Prominent Hill, our attitude is exactly the same as it has been to our gold and copper exploration at Sepon. That is, we're concentrating on getting the Stage 1 bankable feasibility case into production and then we'll look more closely at how we can grow the business. Almost inevitably we'll add to our reserves and resources at Prominent Hill; we believe there will almost certainly be an underground mine at some time and we'll also probably extend the pit eventually. We have an ongoing exploration program and we have identified a number of attractive targets in close proximity and we will drill these up over the next year or so.

corporatefile.com.au
Can you outline the objectives for Oxiana for the rest of the year and give a general profit outlook?

MD Owen Hegarty
In the second half of the year, we expect to essentially repeat the operating performance of the first half and given spot prices remain above the first half average, we would expect our profit for the year to be around the A$500 million mark.

We have a strong exploration program with an overall budget of US$25 million this year which we're mostly spending around Sepon, other parts of Laos, China, Thailand and Cambodia. In Australia we're exploring around Prominent Hill and we have a number of joint ventures in South Australia and Queensland targeting copper and gold. Over 70% of the exploration budget is allocated for drill testing so it is a very focused and efficient program.

We have a strong organic pipeline of growth projects. We're working hard on the feasibility studies for expanding both copper and gold at Sepon which we expect to be able to elaborate on in detail early next year. It's a remarkable mineral field and it justifies mining larger volumes.

At Golden Grove we're looking at potentially processing the oxide gold and copper resources we have above Gossan Hill as well as potentially re-opening the original Scuddles mine where some good grade copper material remains. This incremental expansion would take the milling volumes beyond the current 1.2 million tonnes of ore per annum. Meanwhile, we continue to look for extensions to the current mineralisation through our ongoing drilling program which we believe holds some exciting potential.

As you can see it's been a strong first half. Prominent Hill is rapidly moving forward and our other activities are also ramping up. In football parlance, we think we've now entered the second quarter and the wind is swinging around in our favour, the key now is to keep going hard at the ball and capitalise on the opportunities we have created.

corporatefile.com.au
Thank you Owen.

For more information on Oxiana visit www.oxiana.com.au or contact Owen Hegarty or Richard Hedstrom (Investor Relations) on (+61 3) 8623 2200.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au

MINOTAUR EXPLORATION LTD

247 Greenhill Road, Dulwich 5065, South Australia
Tel: +61 8 8366 6000 Fax: +61 8 8366 6001
Website www.minotaurexploration.com.au
Email admin@minotaurexploration.com.au
A.C.N. 108 483 601

MINOTAUR

12 September 2006

ASX release

Drilling Update: Copper-Gold and Molybdenum Targets

The Company is pleased to announce that drilling operations are underway on three separate projects in South Australia and Queensland (Figure 1). Drilling is expected to be completed by late September with results expected in October.

At **Cormorant Prospect** on EPM 8608 (Bendigo Park), Oxiana is sole funding 3 drill holes, each to a depth of approximately 300 metres, to test a copper-gold geophysical target. The Company has farmed in to EPM 8608, held by BHP Billiton, where it is initially earning a 51% interest by expending $0.5 million. Subject to final agreement with BHP Billiton, Oxiana may earn 75% of the Company's interest by funding the Company to decision to mine.

At **Black Mountain**, the Company holds an option to purchase EPM 14432 by funding a staged exploration program. Ten shallow drill holes, each to a nominal depth of 100 metres, are being undertaken along an altered granite contact where earlier rock chip sampling returned anomalous molybdenum and gold values.

At **Nonning**, Oxiana is sole funding a drill hole to 300 metres depth, to test a base metal target defined by a prominent gravity anomaly adjacent to Gawler Range Volcanics.



Nonning

Figure 1 Location of drill targets

For further information contact Derek Carter (Managing Director) or Tony Belperio (Chief Geologist) on 08 8366-6000.